# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Levi Strauss & Co., CIK 0000094845
CUSIP: 52736R102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1155 Battery Street, San Francisco,, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-002997
Filed by CIK 0001792748

## Reporting persons
- Elizabeth H. Eisenhardt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,229,075; shared voting power 488,228; sole dispositive power 5,229,075; shared dispositive power 488,228; aggregate amount beneficially owned 5,717,303 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Levi Strauss & Co.
Address of issuer's principal executive offices: 1155 Battery Street, San Francisco,, CALIFORNIA, 94111.

## Item 2. Person Filing
Name of person filing: Elizabeth H. Eisenhardt
Address of principal business office or, if none, residence:
c/o Argonaut Securities Company
1155 Battery Street
San Francisco, California 94111
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
The reported shares include:

(i) 5,229,075 shares of Class B Common Stock held by trusts for which the reporting person serves as trustee; and

(ii) 488,228 shares of Class B Common Stock held by a trust for which the reporting person and her spouse serve as trustees.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.
Percent of class:
The foregoing percentage is based on 107,172,719 shares of Class A Common Stock outstanding as of June 30, 2025 (as reported by the Issuer to the filer), plus 5,717,303 shares of Class B Common Stock beneficially held by the reporting person as of June 30, 2025, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

The reporting person would beneficially own 1.4% of the total outstanding shares of the Issuer, assuming conversion of all Class B Common Stock outstanding on June 30, 2025 into Class A Common Stock.

The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. The percentages reported do not reflect the ten-for-one voting power of the Class B Common Stock.
Sole power to vote or to direct the vote: 5,229,075
Shared power to vote or to direct the vote: 488,228
Sole power to dispose or to direct the disposition: 5,229,075
Shared power to dispose or to direct the disposition: 488,228

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elizabeth H. Eisenhardt: /s/Parker B. Phillips, Parker B. Phillips, as attorney-in-fact for Elizabeth H. Eisenhardt (07/23/2025)